                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                           REPORT OF A FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                 Officer's Share Purchase on February 16th 2001




                               GEMINI GENOMICS PLC

                 (Translation of registrant's name into English)


                                162 SCIENCE PARK,
                                  MILTON ROAD,
                                   CAMBRIDGE,
                                    CB4 OGH.
                                     ENGLAND

                    (address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                            FORM 20-F  X   FORM 40-F



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                                 YES      NO    X



 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

On Friday, February 16,2001, Dr Patrick Kleyn, Executive Vice President Scientific of Gemini Genomics plc, purchased 2,000 ADSs in the open market. The average purchase price was $4.875


Gemini Genomics maintains a company policy, on a voluntary basis, to disclose purchases or sales by officers and directors of shares or ADSs of Gemini Genomics plc.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               GEMINI GENOMICS PLC

                                  (Registrant)


Date: February 20, 2001                         By: /s/ Roger Dickinson
                                                Mr Roger Dickinson
                                                Chief Corporate Officer